# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REGIONAL HEALTH PROPERTIES, INC., CIK 0001004724
CUSIP: 75903M309
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia (GA), 30338
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0001193805-25-000208
Filed by CIK 0001402258
Persons authorized to receive notices and communications: Charles L. Frischer, 3156 East Laurelhurst Drive, Seattle, Washington (WA), 98105, 917-528-1465

## Reporting persons
- Charles Frischer (CIK 0001402258): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 157,734; shared voting power 0; sole dispositive power 157,734; shared dispositive power 0; aggregate amount beneficially owned 157,734 (7.4% of the class)
- Libby Frischer Family Partnership (CIK 0001426397): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: REGIONAL HEALTH PROPERTIES, INC.
Address of issuer's principal executive offices: 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia (GA), 30338
Comment: This Amendment No. 12 to Schedule 13D (this "Amendment") amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and the Libby Frischer Family Partnership, a New York partnership, on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on August 27, 2018, as amended by Amendment No. 2 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 3, 2018, as amended by Amendment No. 3 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on January 2, 2018, as amended by Amendment No. 4 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 4, 2019, as amended by Amendment No. 5 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on June 2, 2021, as amended by Amendment No. 6 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on July 1, 2021, as amended by Amendment No. 7 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on March 7, 2022, as amended by Amendment No. 8 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 7, 2022, as amended by Amendment No. 9 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on January 17, 2023, as amended by Amendment No. 10 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on June 20, 2023, as amended by Amendment No. 11 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on February 17, 2024, with respect to their interests in shares of 12.5% Series B Cumulative Redeemable Preferred Stock, no par value ("Series B Preferred Shares"), and Common Stock, no par value ("Common Shares"), of Regional Health Properties, Inc., a Georgia corporation (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended by adding the following:

Charles Frischer purchased, directly and through his IRA, 5,975 Common Shares in the aggregate from February 19, 2025 to February 24, 2025 for an aggregate purchase price of $8,723.50. Mr. Frischer used his personal funds to acquire these Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of date of this Amendment No. 12 to 13D the Partnership directly owns 11,000 Series B Preferred Shares representing 0.4% of the total outstanding Series B Preferred Shares and 0 Common Shares, representing 0% of the total outstanding Common Shares. As of the date of this Amendment No. 12, Mr. Frischer directly or through his IRA owns 468,673 Series B Preferred Shares and 155,734 Common Shares. Mr. Frischer is the sole general partner of the Partnership. Accordingly, Mr. Frischer indirectly beneficially owns 479,673 Series B Preferred Shares representing approximately 21.3% of the outstanding Series B Preferred Shares and 157,734 Common Shares representing approximately 7.4% of the outstanding Common Shares. The percentages set forth above and on the cover pages hereto represent percentages based on a total of 2,252,000 Series B Preferred Shares outstanding, which amount is derived from amount reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2024 and 2,129,249 Common Shares outstanding on February 19, 2025, which amount is derived from amount reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2024 plus the additional 250,000 Common Shares issued by the Issuer to the holders of Series B Preferred Shares as a dividend on the Series B Preferred Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Series B Preferred Shares and the Common Shares owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Series B Preferred Shares and the Common Shares owned by the other Reporting Persons other than the Series B Preferred Shares owned by the Partnership, which Mr. Frischer does not disclaim beneficial ownership.
Transactions in the class effected during the past sixty days: Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D.

## Signatures
- Charles Frischer: /s/ Charles Frischer, Charles Frischer (02/25/2025)
- Libby Frischer Family Partnership: /s/ Charles Frischer, Charles Frischer/General Partner (02/25/2025)